SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
        RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)

                               (Amendment No. 2)*

                          HOMELAND HOLDING CORPORATION
                          ____________________________
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         ______________________________
                         (Title of Class of Securities)


                                    43739T104
                                 ______________
                                 (CUSIP Number)

                                  July 29, 1999
                     _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 19 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13G

CUSIP No. 43739T104                                           Page 2 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                           0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                           0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                            0
    With
                           8        Shared Dispositive Power
                                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,541 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.05%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/ See Item 4(a)

                                  SCHEDULE 13G

CUSIP No. 43739T104                                           Page 3 of 19 Pages



1        Name of Reporting Person
         S.S. OR I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                           0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                           0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                            0
    With
                           8        Shared Dispositive Power
                                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,541 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                              [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.05%

12       Type of Reporting Person*

                  IA
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/ See Item 4(a)

                                  SCHEDULE 13G

CUSIP No. 43739T104                                           Page 4 of 19 Pages



1        Name of Reporting Person
         S.S. OR I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                           0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                           0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                            0
    With
                           8        Shared Dispositive Power
                                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,541 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                          [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.05%

12       Type of Reporting Person*

                  IA

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!
/1/ See Item 4(a)

                                  SCHEDULE 13G

CUSIP No. 43739T104                                           Page 5 of 19 Pages



1        Name of Reporting Person
         S.S OR I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Satellite Asset Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                           5        Sole Voting Power
 Number of                                  640,541
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   640,541
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,541

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.05%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 43739T104                                           Page 6 of 19 Pages



1        Name of Reporting Person
         S.S OR I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Satellite Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                           5        Sole Voting Power
 Number of                                  640,541
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   640,541
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,541

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.05%

12       Type of Reporting Person*

                  00; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 43739T104                                           Page 7 of 19 Pages



1        Name of Reporting Person
         S.S OR I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Mark Sonnino (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  640,541
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            640,541

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,541

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                              [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.05%

12       Type of Reporting Person*

                   IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 43739T104                                           Page 8 of 19 Pages



1        Name of Reporting Person
         S.S OR I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Lief D. Rosenblatt (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  640,541
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            640,541

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,541

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                             [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.05%

12       Type of Reporting Person*

                   IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 43739T104                                           Page 9 of 19 Pages



1        Name of Reporting Person
         S.S OR I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Gabriel Nechamkin (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  640,541
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            640,541

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,541

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                             [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.05%

12       Type of Reporting Person*

                   IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 19 Pages



Item 1(a)         Name of Issuer:

                  Homeland Holding Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2601 Northwest Expressway
                  Oil Center-East
                  Suite 1100E
                  Oklahoma City, Oklahoma 73112

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros");

                  iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                  iv) Satellite Asset Management, L.P., a Delaware limited partnership ("Satellite LP");

                  v) Satellite Fund Management LLC, a Delaware limited liability company ("Satellite LLC");

                  vi)      Mr. Mark Sonnino ("Mr. Sonnino");

                  vii)     Mr. Lief D. Rosenblatt ("Mr. Rosenblatt"); and

                  viii)    Mr. Gabriel Nechamkin ("Mr. Nechamkin").

                  This statement constitutes an initial filing with respect to Satellite LP, Mr. Sonnino and Mr. Nechamkin.

                  This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. SFM LLC, on behalf of Quantum Partners, has granted investment discretion over certain investments, including the Shares, to Satellite LP, pursuant to an investment management contract between Quantum Partners and Satellite LP (the "Quantum Partners-Satellite Contract"). Satellite LLC is the general partner of Satellite LP. None of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Sonnino, Mr.
Rosenblatt and Mr. Nechamkin are Managing Members of Satellite LLC.

                                                             Page 11 of 19 Pages



Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Satellite LP, Satellite LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin is 888 Seventh Avenue, 29th Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i)      SFM LLC is a Delaware limited liability company;

                  ii)     Mr. Soros is a United States citizen;

                  iii)    Mr. Druckenmiller is a United States citizen;

                  iv)     Satellite LP is a Delaware limited partnership;

                  v)      Satellite LLC is a Delaware limited liability company;

                  vi)     Mr. Sonnino is a United States citizen;

                  vii)    Mr. Rosenblatt is a United States citizen; and

                  viii)   Mr. Nechamkin is a United States citizen.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           43739T104

Item 3.           Not Applicable

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of August 10, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           i) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of the
                           640,541 Shares held for the account of Quantum Partners. As a consequence of Quantum Partners'
                           ability to (i) terminate the Quantum Partners-Satellite Contract with respect to all investments, including those involving the Shares

                                                             Page 12 of 19 Pages


                           held for the account of Quantum Partners and (ii) return voting and dispositive power to SFM LLC within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owners of the 640,541 Shares held for the account of Quantum Partners.

                           ii) Each of Satellite LP, Satellite LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin may be deemed the beneficial owner of 640,541 Shares held for the account of Quantum Partners.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of SFM LLC, Mr. Soros, Mr. Druckenmiller, Satellite LP, Satellite LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin may be deemed to be the beneficial owner constitutes approximately 13.05% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 13 of 19 Pages



     Satellite LP
     ------------

     (i)   Sole power to vote or to direct the vote:                     640,541

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        640,541

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Satellite LLC
     -------------

     (i)   Sole power to vote or to direct the vote:                     640,541

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        640,541

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Sonnino
     -----------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   640,541

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      640,541

     Mr. Rosenblatt
     --------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   640,541

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      640,541

                                                             Page 14 of 19 Pages


     Mr. Nechamkin
     -------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   640,541

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      640,541



Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  Information contained herein concerning SFM LLC, Mr. Soros and Mr. Druckenmiller has been provided by SFM LLC. Satellite LP, Satellite LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin assume no responsibility for such information. Information contained herein concerning Satellite LP, Satellite LLC, Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin has been provided by Satellite LP. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 15 of 19 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 10, 1999                 SOROS FUND MANAGEMENT LLC


                                       By:   /S/ SEAN C. WARREN
                                             -----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                       GEORGE SOROS


                                       By:   /S/ SEAN C. WARREN
                                             -----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact



                                       STANLEY F. DRUCKENMILLER


                                       By:   /S/ SEAN C. WARREN
                                             -----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                       SATELLITE ASSET MANAGEMENT, L.P.

                                       By:   Satellite Fund Management LLC
                                             its General Partner


                                             By:  /S/ LIEF D. ROSENBLATT
                                                  ------------------------------
                                                  Lief D. Rosenblatt
                                                  Managing Member

                                       SATELLITE FUND MANAGEMENT LLC


                                       By:   /S/ LIEF D. ROSENBLATT
                                             -----------------------------------
                                             Lief D. Rosenblatt
                                             Managing Member

                                                             Page 16 of 19 Pages


                                       MARK SONNINO


                                       /S/ MARK SONNINO
                                       -----------------------------------------


                                       LIEF D. ROSENBLATT


                                       /S/ LIEF D. ROSENBLATT
                                       -----------------------------------------



                                       GABRIEL NECHAMKIN


                                       /S/ GABRIEL NECHAMKIN
                                       -----------------------------------------

                                                             Page 17 of 19 Pages



                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------

A.       Joint  Filing  Agreement  dated  August 10,  1999 by and
         among Soros Fund Management  LLC, Mr. George Soros,  Mr.
         Stanley F.  Druckenmiller,  Satellite Asset  Management,
         L.P.,  Satellite Fund  Management LLC, Mr. Mark Sonnino,
         Mr. Lief D. Rosenblatt and Mr. Gabriel Nechamkin........             18